Exhibit 99.6

Interim Financial Statements

                                      For the period ended March 31, 2006

          Management Discussion and Analysis

GENERAL

The purpose of this Management Discussion and Analysis is, as required by regulators, to explain management’s point of view on the Company’s past performance and future outlook.

The following discussion of performance and financial condition should be read in conjunction with the financial statements of the Company and notes thereto for the period ending March 31, 2006.  Additional information on the Company is available on SEDAR and at the Company’s website, ripplelake.com.

FORWARD LOOKING STATEMENTS

Certain sections of this Management Discussion and Analysis may contain forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results.  The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report.  The forward looking statements contained herein are based on information available as of May 29, 2006.

HIGHLIGHTS

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During the quarter ended March 31, 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  2,116,667 units were flow-through units and 3,366,000 units were non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.20 per share.

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During the quarter ended March 31, 2006, the Company completed the staking of 339 new claims (5,411 units) to the west, north and east of the existing claim block area of the TCH Diamond Project.  The recent staking has added approximately 86,000 hectares to our land holdings for a total of approximately 143,000 hectares.

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Subsequent to the period ended March 31, 2006, the Company completed the first tranche of a non-brokered private placement of 5,585,999 units at $0.225 per unit.  1,327,777 units are flow-through units and 4,258,222 units are non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.30 per share.

NATURE OF BUSINESS

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut.  The Company’s objective is to locate and develop economic diamond deposits.

OVERALL PERFORMANCE

The Company’s expenses for the third quarter of fiscal 2006 totalled $202,648 compared with $66,436 for the previous quarter ended December 31, 2005 and $490,208 for the same quarter ending March 31, 2005.

Comparatively, the major expenses for the third quarter of fiscal 2006 were: Filing fees of $11,531 in the quarter compared to $(317) in the previous quarter and $Nil in the same quarter ended March 31, 2005.  Management fees of $18,000 for the quarter compared to $23,000 in the previous quarter and $25,500 in the same quarter ended March 31, 2006.  The lower amount for the quarter was due to no payment to a director who had resigned in November 2005.  Office expenses of $3,254 compared to $(278) in the previous quarter and $4,915 in the same quarter ended March 31, 2005.  Professional fees of $33,472 for the quarter compared to $25,500 in the previous quarter and $24,868 for the same quarter ended March 31, 2005.  Public and shareholder relations of $15,592 compared to $7,844 in the previous quarter and $43,900 in the same quarter ended March 31, 2005.  The higher amount in the same comparative quarter was due to costs incurred to inform the public and shareholders of the Company’s recent listing on the TSX-venture exchange.  Rent of $6,000 for the quarter compared to $5,000 in the previous quarter and $4,500 in the same quarter ended March 31, 2005.  Transfer agent fee of $4,971 compared to $5,390 in the previous quarter and $4,876 in the same quarter ended March 31, 2005.  Travel of $1,024 compared to $Nil in the previous quarter and $6,037 in the same quarter ended March 31, 2005.

RESULTS OF OPERATIONS

The Company incurred a net loss of $89,078 (net of $113,000 tax recovery relating to the issue of flow-through shares) for the quarter ended March 31, 2006 compared with a net loss of $66,071 for the previous quarter and a net loss of $425,782 (net of $63,000 tax recovery relating to the issue of flow-through shares) for the same quarter ended March 31, 2005.  These losses resulted in a net loss of $0.003 per share for the quarter compared to a net loss of $0.003 per share for the previous quarter and a net loss of $0.020 for the same quarter ended March 31, 2005.

Subsequent to the second quarter ended December 31, 2005, the Company received updates of the TCH diamond project in Ontario. During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block. Detailed sampling was organized within eight local areas that had demonstrated high concentrations of KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.  The Company has completed the mineralogical analysis of 752 samples collected within the KMD property in Nunavut. The samples were pre-concentrated in the field, and the concentrates were submitted for mineralogical analysis to the Mineralogical Laboratory of KM Diamond Exploration Ltd. The 2005 results have been provided by Dr. Felix Kaminsky, P.Geo., who manages the Company’s exploration program on the property.

MINERAL PROPERTIES

During the quarter the Company capitalized deferred exploration costs in the amount of $825,720 compared with $311,996 during the previous quarter and $723,301 in the same quarter ended March 31, 2005.  Of this amount, $354,788 was allocated towards acquisition and staking costs and $470,932 to exploration costs compared to $44,333 in the previous quarter for acquisition and staking and $469,314 in the same quarter ended March 31, 2005 and $267,663 in the previous quarter for exploration and $253,987 in the same quarter ended March 31, 2005.

The KMD Project, Nunavut

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 74,500 hectares in an area undergoing active exploration by all of the leading diamond exploration companies.

During the third quarter of fiscal 2006, the Company expended $265,898 in deferred exploration and acquisition costs related to the KMD property compared with $165,538 during the previous quarter and $505,524 in the same quarter ended March 31, 2005.  These expenses included $Nil in property acquisition and staking costs ($Nil in the previous quarter and $396,709 in the same quarter ended March 31, 2005) and $265,898 in exploration costs ($165,538 in the previous quarter and $108,815 in the same quarter ended March 31, 2005).  The $265,898 expenses were expensed as follows: $256,328 in data analysis (($Nil in the previous quarter and $132,230 in the same quarter ended March 31, 2005); $8,070 in geological cost ($165,538 in the previous quarter and $7,198 in the same quarter ended March 31, 2005); and $1,500 in supplies ($Nil in the previous quarter and $Nil in the same quarter ended March 31, 2005).

Kimberlite indicator minerals (KIM’s); pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples. Pyrope is the most abundant (more than 4400 grains were found in 127 samples), whereas chrome spinel, chrome-diopside and olivine were observed but less abundant. Based on mineralogical criteria, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim. Based on the results of the analysis, all pyropes were low-Cr and medium-Cr G9 pyrope grains; no G10 pyropes were present. According to the 2004 Ni-thermometry conducted by Mineral Services Canada Inc., a high proportion of the pyropes tested would fall inside the diamond stability field so the lack of G10 garnets is not a concern.

Pyrope-bearing samples form a broad NW-trending zone (‘halo’) between Brown Lake and Camp Lake. Based on the analysis of KIM distribution in the KMD property, the ‘head’ and middle parts of the main pyrope halo in the Brown Lake area have been outlined from all sides (NW, SW and NE). The main pyrope halo is clearly bounded by numerous ‘barren’ (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

Within the large halo are a number of areas of intense concentrations of pyrope grains, in total 12 local areas were sampled in detail. The bulk of the identified pyrope grains (more than 4000 grains) were found within local areas. In these areas, pyrope concentration is as high as several hundreds of grains per standard 20-litre sample. Within some of local areas, pyrope anomalies are associated with the airborne geophysical (magnetic and electromagnetic) anomalies generated from the 2005 geophysical survey completed by Fugro.

The TCH Diamond Project, Ontario

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable. Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the third quarter of fiscal 2006, the Company expended $549,002 in deferred exploration and acquisition costs related to the TCH property compared with $146,458 during the previous quarter and $217,777 for the same quarter ended March 31, 2005.  These expenses included $354,788 in property acquisition and staking costs ($93,355 in the previous quarter and $72,605 in the same quarter ended March 31, 2005) and $194,214 in exploration costs ($53,103 in the previous quarter and $145,172 in the same quarter ended March 31, 2005).  The $194,214 expenses were expensed as follows: $149,455 in data analysis ($Nil in the previous quarter and $132,230 in the same quarter ended March 31, 2005); $19,709 in geological cost ($53,103 in the previous quarter and $7,198 in the same quarter ended March 31, 2005); and $25,050 in mapping ($Nil in the previous quarter and $NIL in the same quarter ended March 31, 2005).

The Company engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey’s airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block.  The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area.  In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found.  The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

The sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis.  They are being treated with heavy liquids, by magnetic and paramagnetic separation, and will be studied for the presence of KIMs: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.  The KIMs recovered in the laboratory will be examined in detail using a scanning electron microprobe (SEM) for morphological clues, and then by an electron microprobe, for more detailed chemical study.  The results of this analysis is expected to be available later this year.

SUMMARY OF QUARTERLY RESULTS

Selected quarterly financial information for 2006, 2005 and 2004 (unaudited):

Quarter Ending	Revenues	Net Loss	Total Assets	Total Liabilities
March 31, 2004[1]	$0	$(8)	$19,992	$19,999
June 30, 2004	$0	$(18,293)	$838,113	$128,814
Sept. 30, 2004	$25	$(77,682)	$1,122,214	$222,846
Dec. 31, 2004	$233	$(39,636)	$1,092,947	$186,665
March 31, 2005	$1,168	$(422,782)	$2,356,594	$48,551
June 30, 2005 Sept. 30, 2005 Dec. 31, 2005 March 31, 2006	$830 $221 $ 47 $570	$(380,940) $(45,494) $(66,071) $(89,078)	$3,575,080 $3,794,334 $4,074,114 $5,020,113	$482,778 $450,292 $796,143 $1,014,820

                1 For the period from Feb. 6, 2004, the date of incorporation of the Issuer to March 31, 2004

LIQUIDITY AND CAPITAL RESOURCES

The Company has no known mineral resources and is not in commercial production on any of its’ properties and accordingly, the Company does not generate cash from operations.  Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time.

The Company’s cash position increased slightly from $39,904 at December 31, 2005 to $123,445 at March 31, 2006 as a result of non-brokered private placement (totalling $822,400) completed during the third quarter ended March 31, 2006 and loans (totalling $100,000) from two officers of the Company.   Total assets increased from $4,074,114 at December 31, 2005 to $5,020,113 during the third quarter ended March 31, 2006.

The Company has no long-term debt. However the Company does have a working capital deficiency and requires an early equity financing (see subsequent event-below).

CONTRACTUAL COMMITMENTS

The Company is committed under management contracts with the President for $6,000 per month, with a director for $2,500 per month (terminated as at December 2005) and with an officer for $1,000 per month for the period July 2004 to June 2006.  The Company also has an agreement with the Manager, Exploration on a daily retainer basis at a minimum of $1,000 per month.

The Company is committed under a premises lease with a rent of $2,000 per month

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the first quarter of fiscal 2006 the Company incurred $18,000 ($23,000 in the previous quarter and $25,500 in the same quarter ended March 31, 2005) in management and consulting services rendered by the President and a director (see contractual commitments).

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

SUBSEQUENT EVENTS

Subsequent to the quarter ended March 31, 2006, the Company completed the first tranche of a non-broker private placement of 5,585,999 units at $0.225 per unit.  1,327,777 units were flow-through units and 4,258,222 units were non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.30 per share.  $76,320.01 in commissions were paid for this private placement.

On April 27, 2006 the Company entered into an agreement with Cinder Systems Inc. (“Cinder”) of Vancouver, BC to provide investor relations services for the Company.  Cinder will be paid $7,500 per month and has been granted an option to purchase 700,000 shares in the Company’s capital stock at a price of $0.225 per share.  The options are subject to a 12-month vesting provision, with not more than one-quarter of the options vesting in any three-month period.  The agreement with Cinder is for a period of one year.

RISKS AND UNCERTAINTIES

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves.  The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition.  The Company tries to maximize its exposure to promising exploration opportunities, to manage the risks inherent in exploration and to make appropriate use of management and financial resources. As at the date of this MD&A the Company has a working capital deficiency and will require an early equity financing to carry on its business.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policies during the quarter in question.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provide in this report, including the financial statements is the responsibility of management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 29, 2006 the Company had 35,085,682 common shares outstanding.  The Company also has 2,280,000 incentive stock options which are exercisable into that same number of common shares of the Company.  In addition, there are 12,713,233 warrants issued on private placements exercisable into 12,713,233 common shares.